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The Committee to Restore Stockholder Value
and Integrity
for Clean Diesel

THE COMMITTEE TO RESTORE STOCKHOLDER VALUE AND INTEGRITY FOR CLEAN DIESEL IS PROVIDING THE INFORMATION ON THIS WEBSITE TO SHAREHOLDERS PRIOR TO FILING OF A PROXY STATEMENT PURSUANT TO RULE 14a-12.

WE ARE NOT CURRENTLY ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY AT THIS TIME. THE COMMITTEE���S PROXY STATEMENT WILL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ PRIOR TO DELIVERING ANY PROXY. ONCE FILED, THE PROXY STATEMENT AND ANY ADDITIONAL PROXY MATERIALS MAY BE VIEWED FOR FREE HERE.

News

07/13/2010 SEC SLL Filing(pdf)

07/13/2010 Press Release

BRIDGEPORT, Conn., July 13, 2010 (GLOBE NEWSWIRE) -- The Committee to Restore Stockholder Value and Integrity for Clean Diesel Technologies, Inc., a NASDAQ-traded Company, today announced that it filed a Stop, Look and Listen Letter with the Securities and Exchange Commission (SEC). The content of the letter is as follows: Read On / Download(doc)

08/12/2010 Press Release

Bridgeport, CT - (August 12, 2010) -- The Committee to Restore Stockholder Value and Integrity for Clean Diesel Technologies, Inc., a NASDAQ company, today announced that it filed a Stop, Look and Listen Letter with the Securities and Exchange Commission (SEC). The content of the letter is as follows: Read On / Download(doc)

U.S. Securities and Exchange Commission
Filing Details

THE COMMITTEE TO RESTORE STOCKHOLDER VALUE AND INTEGRITY FOR CLEAN DIESEL IS PROVIDING THE INFORMATION ON THIS WEBSITE TO SHAREHOLDERS PRIOR TO FILING OF A PROXY STATEMENT PURSUANT TO RULE 14a-12.

WE ARE NOT CURRENTLY ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY AT THIS TIME. THE COMMITTEE���S PROXY STATEMENT WILL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ PRIOR TO DELIVERING ANY PROXY. ONCE FILED, THE PROXY STATEMENT AND ANY ADDITIONAL PROXY MATERIALS MAY BE VIEWED FOR FREE HERE.

Restore Clean Diesel

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You can reach us at:
info@restorecleandiesel.com

THE COMMITTEE TO RESTORE STOCKHOLDER VALUE AND INTEGRITY FOR CLEAN DIESEL IS PROVIDING THE INFORMATION ON THIS WEBSITE TO SHAREHOLDERS PRIOR TO FILING OF A PROXY STATEMENT PURSUANT TO RULE 14a-12.

WE ARE NOT CURRENTLY ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY AT THIS TIME. THE COMMITTEE���S PROXY STATEMENT WILL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ PRIOR TO DELIVERING ANY PROXY. ONCE FILED, THE PROXY STATEMENT AND ANY ADDITIONAL PROXY MATERIALS MAY BE VIEWED FOR FREE HERE.